UY SCUTI ACQUISITION CORP.

39 East Broadway, Suite 603

New York, NY 10002

March 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pearlyne Paulemon
Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. David Link

Re:	UY Scuti Acquisition Corp. (the “Company”)
Initial Public Offering - SEC Registration Statement S-1
(SEC File Number: 333-284815) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective at 9:00 a.m., Washington D.C. time, on Monday, March 31, 2025, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting as pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Becker & Poliakoff, P.A.

[Signature page follows]

Very truly yours,

UY SCUTI ACQUISITION CORP.

By:	/s/ Jialuan Ma
	Name:	Jialuan Ma
	Title:	Chief Executive Officer

cc:	Bill Huo, Esq. (via email)
David Levine, Esq. (via email)